Confidential Treatment Requested
By Cambridge Holdings, Ltd

   STEVEN B. BOEHM
   DIRECT LINE: 202.383.0176
   Internet: steven.boehm@sablaw.com

June 17, 2005

VIA EMAIL AND REGULAR MAIL

Ms. Yolanda Crittendon
Staff Accountant
S.E.C.
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Cambridge Holdings, Ltd., File No. 000-12962 (Additional Comments)

Dear Ms. Crittendon:

        On behalf of our client, Cambridge Holdings, Ltd. (“Cambridge” or the “Company”), this letter responds to your letter of May 17, 2005 (the “Staff’s additional letter”), and follows a response dated April 22, 2005 to your letter dated February 17, 2005 (the “Staff’s intial letter”). We have set forth below your comments, followed by our responses. Note that the responses to items 1 and 4 are based on consultation with and the advice of A.J. Robbins, PC, Certified Public Accountants, the Company’s outside accounting firm.

    1.        We note your response to our previous comment no. 1. Please revise your proposed disclosures to present the Company’s analysis of the uncertainties involving applying an accounting principle at a given time or the variability that is reasonably likely to result from its application over time. The revised disclosure should include how you arrived at the estimate, how accurate your assumptions have been in the past, and any other disclosures related to the estimates and assumptions involved ion the application of generally accepted accounting principles that impact your reported financial condition and operating performance, or the comparability of reported information over different reporting periods. You should provide quantitative as well as qualitative information when information is reasonably available. See SEC release 33-8350.

Confidential Treatment Requested
By Cambridge Holdings, Ltd

        The Company’s Form 10-KSB filing for the year ended June 30, 2004 has been amended and re-filed with the Commission to include critical accounting policies within the Company’s Management Discussion & Analysis. Such critical accounting policies have been revised to include the additional disclosures regarding uncertainties in application of accounting policies, the variability that can reasonably occur from such applications over time, the basis for and impact on financial condition and operating performance and such other information as applicable under SEC Release 33-8350.

2.	We have read your response to comment 2 and we are still evaluating this issue.

In connection with your evaluation please note the following:

1.	Cambridge engaged legal counsel and special legal counsel to advise and assist the Company in resolving this matter on a timely basis.

2.	Management of Cambridge has spent substantial time reviewing this issued and has sought input from a number of Cambridge shareholders regarding appropriate actions to be taken, and has taken the actions summarized below.

•	In March 2005, the Board approved the distribution of 100% of the Company’s remaining investment in AspenBio, Inc. (“AspenBio”). This distribution has been made to shareholders of record as of the close of business on March 24, 2005. This asset represented approximately 13% of the Company’s total investment assets at the time of distribution.

•	With the assistance of Advanced Nutraceuticals, Inc. (“ANI”), the ANI shares owned by Cambridge have now been registered with the SEC on a Form SB-2 that has been declared effective. Therefore, the Company has begun exploring its near-term options relative to selling or distributing that investment. This asset represents approximately 72% of the total Cambridge investment assets.

•	Since February 2005, on an orderly basis, substantially all of the publicly tradable securities owned by Cambridge, other than ANI and AspenBio, have been sold for cash. These assets represented approximately 2% of the total Cambridge investment assets and will be distributed to the Company’s shareholders shortly.

•	An additional approximately $550,000 of Cambridge’s investment assets are in securities of A4S Security, Inc. (“A4S”) (formerly A4S Technology, Inc.). During June 2005, A4S filed an amendment to its registration statement on Form SB-2 for an initial public offering of its common stock. A4S anticipates that this registration statement may be declared effective later in June 2005. Should this filing be declared effective, it would provide Cambridge with additional options regarding disposal of this investment. Cambridge has already begun exploring alternative options regarding the disposal of this investment.

Confidential Treatment Requested
By Cambridge Holdings, Ltd

•	On June 9, 2005, Cambridge filed an Information Statement on Form 14C disclosing that approximately 78% of the Company’s shareholders indicated their intent to approve a plan of liquidation of the Company at a special meeting of shareholders anticipated to be held on July 25, 2005. Following the shareholder meeting, the Company will initiate its plan of liquidation to be done on an orderly basis in one or more series of distributions, which may extend for a period of time. This process will also include establishing an appropriate cash reserve fund and evaluating possible merger opportunities for the Company while this process is ongoing.

       3.        Considering the recent events regarding the Company’s failure to timely register as an investmentcompany and to meet the reporting requirements under the Investment Company Act of 1940, explain to us inreasonable detail the basis for management’s conclusions that your disclosure controls and procedures werenonetheless effective at December 31, 2004 and March 31, 2005.

        The Company’s controls and procedures environment, defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e), are believed by management and the Company’s Board of Directors to be effective for the small business issuer at all times, including the dates in question. The volume of accounting transactions is generally limited on a quarter-to-quarter basis. The Company’s accounting and financial reporting system is designed to provide appropriate separation of duties and independent checks and balances and management oversight within the financial reporting system to insure that the information required to be disclosed in the quarterly and annual reports is in fact disclosed on a timely basis. Management represents that among the Company’s controls and procedures are the following practices:

1.     [Redacted]

2.     [Redacted]

3.     [Redacted]

4.     [Redacted]

5.     [Redacted]

6.     [Redacted]

7.     [Redacted]

        4.        We note your discussion of the Company’s distribution of the 532,275 shares of AspenBio common stock. Revise your Form 10-QSB to include a discussion of the Company’s reasons management’s decision to liquidate this investment.

Confidential Treatment Requested
By Cambridge Holdings, Ltd

The Company’s Form 10-QSB for the period ended March 31, 2005 has been amended and re-filed to include the additional disclosures.

        5.        Also, revise your discussions throughout the Form 10-QSB to include a discussion of the Company’s recent events regarding its failure to recognize its status as a reporting company under the Investment Company Act of 1940; its failure to meet the reporting requirements of such Act and its plan of action to liquidate its investments.

        The Company’s Form 10-QSB for the period ended March 31, 2005 has been amended and re-filed to include the additional disclosures. We also call your attention to the informational filing on Schedule14C under Rule 14c-101 that Cambridge filed on or about June 9, 2005, concerning the plan of action to liquidate its investments.

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        The Company requests that the controls and procedures enumerated 1-7 in our response to item 3 above be treated as confidential and non-public under the Freedom of Information Act (“FOIA”) (5 U.S.C. § 552), and all applicable regulations adopted by the Securities and Exchange Commission (including 17 C.F.R. § 200.83 (d)(1)). The Company also requests that it receive notification and an opportunity to contest disclosure if that information is the subject of FOIA request. The address and telephone number for any such notification are:

Steven B. Boehm, Esq. Sutherland Asbill & Brennan, LLP 1275 Pennsylvania Avenue, N.W. Washington, DC 20004-2415 (202) 383-0176

Confidential Treatment Requested
By Cambridge Holdings, Ltd

        Further, if the Commission determines that confidential treatment is not warranted with respect to this letter and the information contained herein, the Company respectfully requests ten (10) days notice to any intended release so that the Company may, if deemed necessary or appropriate, pursue any available remedies.

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        If you have any questions or require any additional information, please do not hesitate to the foregoing at (202) 383-0176.

Sincerely, /s/ Steven B. Boehm Steven B. Boehm

cc:	Mr. Gregory Pusey/Cambridge Holdings, Ltd. Adam Agron, Esq./Brownstein Hyatt & Farber, P.C.